

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 16, 2018

Randy L. Taylor
Chief Financial Officer
Everi Holdings Inc.
7250 S.Tenaya Way, Suite 100
Las Vegas, Nevada

    Re: **Everi Holdings Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2016
             Filed March 14, 2017
             File No. 001-32622

Dear Mr. Taylor:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ Amit Pande

                      Amit Pande
                      Branch Chief
                      Office of Financial Services